

Cementos Lima S.A.

FILE NO.
82-3911


03024846

VAL-084-03

July 23, 2003


PROCESSED
AUG 12 2003
THOMSON
FINANCIAL
SEC MAIL
RECEIVED
JUL 28 2003
WASH. D.C.
187

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

SUPPL

Please find enclosed the following documents:

1. Internal Conduct Standards concerning Important Events, Confidential Information and other Communications.

   Date: filed with CONASEV and The Lima Stock Exchange on March 28, 2003

   Required by: CONASEV and The Lima Stock Exchange.

2. Public Deed in virtue of which CEMENTOS LIMA S.A. has taken over LAR CARBON S.A.

   Date: filed with CONASEV and The Lima Stock Exchange on July 8, 2003

   Required by: CONASEV and The Lima Stock Exchange.

3. Monthly information as of June 30, 2003 relating ADR holders' share on the Capital Stock.

   Date: filed with CONASEV on July 10, 2003

   Required by: CONASEV

4. Quarterly information as of June 30, 2003 relating ADR transactions.

dw 7/29

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293



Cementos Lima S.A.

Date: filed with CONASEV on July 10, 2003.

Required by: CONASEV.

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

 Cementos Lima S.A.

1

(FREE TRANSLATION)

FILE N° 82-3911

GF.0051.03
Lima, March 28, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as "Important Event" about the resolution adopted by the Board of Directors' Meeting held on March 17, 2003:

To approve the Internal Conduct Standards concerning Important Events, Confidential Information and other Communications, according to article 13 of the above mentioned Resolution.

The Board agreed to make the shareholders known about the content of this document in the Obligatory Annual Meeting of Shareholders to be held on March 28, 2003 and afterward make the stock market known through CONASEV and THE LIMA STOCK EXCHANGE.

Truly yours,
Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

Attach.: Internal Conduct Standards above mentioned

c.c.: Securities and Exchange Commission - SEC
Members of the Board

FILE: TRACONA2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

 Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

CEMENTOS LIMA S.A.

INTERNAL CONDUCT STANDARDS
FOR OUR CORPORATE ACTIVITIES

1. BACKGROUND

1.1 Cementos Lima S.A., hereinafter "the company", is a limited company incorporated and domiciled in Lima, Peru, engaged in the manufacture, marketing and sale of clinker, cement and other construction materials in Peru and abroad, as well as the operation of Conchan pier and its complementary installations. The company may also carry out all operations, enter into contracts and engage in such mining, manufacturing, commercial and port operations as may be necessary or appropriate for the production and marketing of clinker, cement and other construction materials.

1.2 As at the 31st of December 2002, the subscribed paid up capital of the company is S/. 369,266,290.00 (three hundred and sixty nine million two hundred and sixty six thousand two hundred and ninety and 00/100 Nuevos Soles) represented by 36,926,629 (thirty six million nine hundred and twenty six thousand six hundred and twenty nine) voting shares having a nominal value of S/. 10.00 (ten Nuevos Soles) each. The Investment Shares Account is S/. 47,701,066.00 (forty seven million seven hundred and one thousand and sixty six and 00/100 Nuevos Soles) represented by 47,701,066 (forty seven million seven hundred and one thousand and sixty six) investment shares having a nominal value of S/. 1.00 (one Nuevo Sol) each. These are the only two securities issued by the company that are registered with the stock market registry as at the 31st of December 2002.

1.3 The company was incorporated by public deed on the 28th of December 1967. Sindicato de Inversiones y Administracion S.A. (SIA) has been the majority shareholder since the company was founded. In June 1994 SIA increased its shareholding to 68.02% of the capital and this share has remained unchanged since then. SIA exercises and is responsible for the general management of the company in accordance with a

management agreement contained in clause twelve of the deed of incorporation of the company dated the 28th of December 1967, the validity of which has been recognized and ratified in final rulings by the courts in 1985 and 2003.

1.4 The company has a quarterly dividends policy approved by the general meeting of shareholders. In accordance with this policy, the board of directors approves the distribution of quarterly dividends amounting to not more than 80% nor less than 60% of the retained earnings in the corresponding quarter, on account of profits or charged to the accumulated results.

1.5 The company principally produces type I clinker, type II clinker, Portland cement type I, Portland cement type II and pozzolanic cement. Most of its production is sold in the domestic market and the difference is exported in bulk from Conchan pier. The other Peruvian cement manufacturers are: Cemento Andino S.A., Cementos Pacasmayo S.A.A., Cemento Rioja S.A., Cemento Yura S.A. and Cemento Sur S.A., which compete with the company in the domestic market.

The company sets the sale price of its products in accordance with its constitutional rights, which were expressly recognized by a final ruling dated the 2nd of March 1989 in an action filed against government price controls.

2. INTERNAL CONDUCT STANDARDS

These internal conduct standards, hereinafter "the internal standards" contain the policy and procedure guidelines adopted by the company's board of directors concerning important events and the confidential or privileged information that should be reported to the market through designated bodies, as well as legislation governing the conduct of the company's activities drawn up in accordance with the provisions of Important Events, Confidential Information and Other Communications Regulation, hereinafter "the regulation" approved by CONASEV Ruling N° 107-2002-EF/94.10. These internal standards take effect on the 15th of March 2003.

3. RESPONSIBILITIES

The board of directors is responsible for setting the standards of conduct contained in the internal standards and for updating these standards in an appropriate manner so that they reflect current legislation and regulations. These internal standards apply to all the directors, officers and employees of the company, hereinafter "the target personnel". Each one of the target personnel must familiarize himself with the internal standards and comply with the norms and restrictions contained in them.

4. IMPORTANT EVENTS

4.1 Important events are those acts, events, decisions and agreements which must be reported to the market through the corresponding bodies, because they may affect the company and its subsidiaries and affiliates or have a significant effect on the price, offer or negotiation of securities issued by the company, or affect investors' opinions of the risk implicit in the company, its financial position, operating results and the securities issued by the company under the Stock Market Act and the regulation.

4.2 Any agreement, act or fact referring to any of the events listed in annex I of the regulation is also considered to be an important event.

4.3 Confidential or privileged information is that which constitutes an important event but, in the judgment of the board of directors should be kept confidential because premature publication could damage the company. This confidential information must be drawn up by the general management and submitted tot he board of directors for approval, which shall require a favorable vote by three quarters of the board members. The confidential information shall then given to the stock market representative who shall inform CONASEV and Lima Stock Exchange in accordance with the provisions of the regulation.

The general management must be responsible for safeguarding the confidentiality of the confidential or privileged information it produces until it is submitted to the board of directors. From there on the directors and the stock market representative shall also be responsible for safeguarding the confidentiality of the confidential or privileged information submitted to them.

The general manager, members of the board of directors and the stock market representative are the only people who may have access to confidential information.

4.4 Information on important events should be drawn up by the financial management of the company and must then be approved by the general manager in accordance with the provisions of the regulation.

The financial management must be responsible for ensuring the confidentiality of the information on important events until it is submitted to the general manager. From then on the general manager shall also be responsible for safeguarding the confidentiality of the important events until the stock market representative reports to CONASEV and Lima Stock Exchange in accordance with the provisions of the regulation.

The company must report important events, confidential information and other communications, and comply with the formalities envisaged in annex II of the regulation, which shall be the responsibility of the general manager and the stock market representative.

4.5 If false, inaccurate or incomplete information on important events affecting the company is divulged to the market, the general manager must clarify or deny it by means of a communication submitted in accordance with the procedure established in the regulation for important events and other communications.

4.6 The target personnel must refrain from using confidential or privileged information for their own benefit or enabling third parties to use it for their benefit and must also refrain from divulging any information on important events to which they may have access, before that information has been handed over by the company to CONASEV and Lima Stock Exchange. This obligation upon the target personnel regarding confidential or privileged information shall cease when the important event ceases to be confidential, as established in the regulation.

4.7 In any case, the revelation of confidential or privileged information, or the communication of important events must not put the company's competitive position in danger nor affect the normal course of the company's business.

5. ENFORCEABLE GUIDELINES

5.1 CONFLICTS OF INTEREST

The target personnel are obliged to be loyal to the company and must avoid any conflict of interest with the company, placing the interests of the company first. A conflict of interest exists when a person or the private, financial or any other interests of a person interfere or may interfere in any way with the interests of the company. Conflicts of interest may arise when the target personnel acts in such a way or has interests which may make it difficult for them to work objectively and efficiently for the benefit of the company.

As far as the directors of the company are concerned, in the event of conflicts of interest the provisions of article eighteen of the by laws of the company and article 180 of the Companies Act shall apply. When one or more directors are affected by a conflict of interest, in accordance with the by laws and the Companies Act they should refrain from debating and voting on decisions of the board of directors in which they have a conflict of interest.

5.2 CONFIDENTIALITY

The target personnel to which the internal standards apply must not provide confidential information and information on important events, whether confidential or not, given to them by the company, its suppliers, clients or shareholders to any person outside the company, unless required to do so in law. The concept of confidential information includes important events and all information not in the public domain that may be used by competitors and cause damage to the company, its suppliers, clients or shareholders if made public. Examples of confidential information include trade secrets involving technology, clients and suppliers, lists of suppliers, financial information and financial forecasts not announced to the market, price information, business plans and confidential information on areas of exploration.

The obligation to keep such information confidential continues even after the target personnel have left the company.

5.3 LOYALTY AND FAIR COMPETITION

The company strives to bet its competitors fairly and honestly through superior business and corporate efficiency and never through unethical or illegal practices. The theft of intellectual property is forbidden, as is the possession of secret commercial information obtained without the authorization or consent of the owner, it is also forbidden to induce former or current employees, agents or representatives of other companies to reveal information.

The target personnel must behave adequately to clients, suppliers, competitors and their employees and refrain from taking an unfair advantage through manipulation, abuse of privileged information, submission of false material or an other unfair act on their part or that of third parties.

It is not permitted to:

(i) Exchange or discuss prices, terms or conditions of sale or services or any other information on competitiveness with competitors.

(ii) To behave in such a way as to transgress any rule or law concerning free competition.

5.4 PROTECTION AND APPROPRIATE USE OF THE COMPANY'S ASSETS

The company's assets, such as real estate, machinery and equipment, vehicles, information, materials, supplies, time, software, hardware and facilities, as well as any other item of real estate or moveable property whether tangible or intangible, are valuable property.

The company's assets also include ownership of information, such as intellectual property including patents, trademarks, commercial secrets and rights, as well as business plans, marketing plans and service plans, engineering and manufacturing ideas, designs, databases, records, wage information and any other unpublished financial information.

The company's assets must be used only for legitimate business purposes. All the target personnel must be committed to protecting company property to ensure their efficient use.

Unauthorized use of the company's assets is prohibited and must be reported to the general manager or board

of directors. Personal use of company property without permission is prohibited although incidental personal use is not.

5.5 **THE EXERCISE OF CONSTITUTIONAL AND LEGAL RIGHTS: COMPLIANCE WITH THE CONSTITUTION, LEGISLATION AND REGULATIONS**

The company must be active and vigilant in respecting the constitutional and legal rights of government, public authorities and third parties in general. Specifically, the company should take such legal action as may be necessary in the event of a violation of its constitutional and legal rights that affects its property, normal operation, income and other rights. The company must be active and decisive in respecting complying with all applicable laws, rules and regulations. These are understood to apply when they have been promulgated in accordance with the constitution and laws. The company is particularly committed to:
(i) A workplace that is free from discrimination or aggression based on race, gender, age, color, religion or any other characteristic different from the company's interests or protected by law.
(ii) Complying with all environmental health and safety rules and regulations.
(iii) Upholding fair competition and prohibiting commercial maneuvers not allowed by law or other unfair trading practices.
(iv) Prohibiting any illegal payment, including gifts, favors or gratuities to suppliers, clients and public authorities and officials.
(v) Prohibiting the receipt of any illegal payment, including gifts, favors of gratuities from suppliers, clients or third parties in general.

5.6 **PROMPT AND DETAILED PERIODIC REPORTS**

The company is committed to providing the full, fair, prompt and understandable periodic reports and documents that the company registers or submits to CONASEV and Lima Stock Exchange as well as other public communications. Specifically, the company should:
(i) Keep detailed accounts and records which fully, legally and clearly reflect its financial information and reports and records of its transactions on the stock exchange.

(ii) Ensure that the financial statements and other financial information, including the periodic reports, are prepared in accordance with generally accepted accounting principles and faithfully reflect, in all material and financial respects the results of the company's operations and cash flow.

(iii) Maintain such controls and procedure as to ensure that material information relevant to the company is produced with the knowledge of the general manager, particularly during periods in which the company submits or prepares periodic reports.

6 WEB SITE, MODIFICATIONS TO THE INTERNAL STANDARDS

6.1 The internal standards shall be available on the company's web site. The company shall register a copy of the internal standards as an annex to the board of directors' Annual Report and shall include in this information a declaration indicating that it has adopted the internal standards that are available on the web site.

6.2 Any modification to the internal standards must be approved by the board of directors of the company and made available on the company's web site as soon as possible and, in all cases, no later than two business days after such modification or authorization has been made, as required by CONASEV and Lima Stock Exchange.

ooo

FILE: TRA-NORMAS

 Cementos Lima S.A.

(FREE TRANSLATION)

FILE N° 2
82-3911

GF.0088.03
Lima, July 8, 2003

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

In accordance with the provisions of the Approved Text of the Securities Act, approved by Supreme Decree N° 093-2002-EF and Resolución CONASEV N° 107-2002-EF/94.10, Regulations regarding Important Events, Confidential Information and Other Communications, we hereby report as an "Important Event" that, on July 7, 2003 we received from notary Julio Antonio Del Pozo Valdez an official copy of the Public Deed in virtue of which CEMENTOS LIMA S.A. has taken over LAR CARBON S.A.

We therefore attach a copy of the deed of merger and balance sheet as at the date of the merger, which took effect on March 1st, 2003.

Also, in accordance with the provisions of section iii, clause C, annex I of Resolución CONASEV N° 107-2002-EF/94.10, Regulations regarding Important Events, Confidential Information and Other Communications, we would inform you of the following:

1. Whereas, in this case the grounds for deciding to merge the two companies was the fact that CEMENTOS LIMA S.A. held one hundred percent (100%) of the shares in LAR CARBON S.A., it is not necessary to submit financial statements or other financial information which formed the grounds for the decision to merge.

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

 **Cementos Lima S.A.**

2. The ratio of capital to investment shares in CEMENTOS LIMA S.A. remains unchanged given that this was a simple merger. We would also inform you that LAR CARBON S.A. has not issued investment shares.

3. Whereas CEMENTOS LIMA S.A. held one hundred percent (100%) of the shares in LAR CARBON S.A., no share exchange whatever has taken place, so no list of share exchanges was drawn up.

4. CEMENTOS LIMA S.A. hereby states that it intends to keep its shares registered with THE LIMA STOCK EXCHANGE.

Truly yours,
Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC

FILE: TRACONA2

CEMENTOS LIMA S.A. ANNEX 1

BALANCE SHEET (in soles x '000)

CEMENTOS LIMA S.A. HAVING TAKEN OVER LAR CARBON S.A. AS APPROVED AT A GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS ON THE 28TH OF FEBRUARY 2003

	Balances Cementos Lima S.A. as at the 28th February 2003	Merged balances as at the 1st of March 2003		Balances Cementos Lima S.A. as at the 28th February 2003	Merged balances as at the 1st of March 2003
ASSETS			**LIABILITIES & EQUITY**		
CURRENT ASSETS			**CURRENT LIABILITIES**		
Cash & banks	4,429	31,928	*Overdrafts & bank facilities*	71,496	95,519
			Trade accounts payable	36,201	27,753
Accounts receivable			Employee & directors' accounts	7,578	7,739
Trade	19,756	20,267	Taxes & social contributions	981	1,092
Other accounts receivable			Client advances	2,828	2,828
Associated companies	2,393	2,393	Other accounts payable	12,699	13,322
Owed by employees	3,528	3,535	Dividends payable	17,768	17,768
Various	9,603	9,552	Associated companies	2,604	2,604
Total accounts receivable	35,280	35,747	Part of long-term debt account	45,733	45,733
Stocks			**Total current liabilities**	**197,888**	**214,358**
Finished products	1,452	1,452			
Work in progress	46,012	46,012	**TAXES & DEFERRED PROFIT**		
Raw materials	6,666	15,692	**SHARING**	53,740	52,740
Materials, supplies & spares	62,458	63,611	**LONG TERM DEBTS**	43,629	43,629
Stocks receivable	5,220	5,222			
Quarry	23,898	23,898	**TOTAL LIABILITIES**	**294,257**	**310,727**
Total stocks	145,706	155,887	**EQUITY**		
Expenses paid in advance	17,782	18,185	Capital	369,266	369,266
			Capital adjustment	-710	-710
Total current assets	**203,197**	**241,747**	Investment shares	47,701	47,701
			Investment share adjustment	-92	-92
LONG-TERM ACCOUNTS			Legal reserve	73,853	73,853
RECEIVABLE	14,437	14,437	Reinvestment reserve to be		
SECURITIES	86,396	26,938	capitalized	0	0
			Accumulated results	180,155	180,155
BUILDINGS, MACHINERY &			Results of fiscal year	15,346	15,786
EQUIPMENT, NET	645,270	670,240	Dividends paid in advance	0	0
OTHER ASSETS	30,476	43,324	**TOTAL EQUITY**	**685,519**	**685,959**
TOTAL ASSETS	**979,776**	**996,686**	**TOTAL LIABILITIES & EQUITY**	**979,776**	**996,686**

STAMP & SIGNATURE – CARLOS UGAS DELGADO, MANAGING DIRECTOR

STAMP & SIGNATURE – JUAN PABLO COCK CASTRO, CHIEF ACCOUNTANT


Cemento Lima S.A.

(FREE TRANSLATION)

FILE N°3
82-3911

VAL-080-03

July 10, 2003

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of June 30, 2003.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2



Cementos Lima S.A.

(FREE TRANSLATION)

FILE N° 4
82-3911

VAL-081-03

July 10, 2003

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Articles 7° and 10° of Resolucion CONASEV N° 358-93-EF/94.10.0, we are attaching our ADR's quarterly reports received from our depositary bank, THE BANK OF NEW YORK, as of June 30, 2003.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS


Cementos Lima S.A.

ADR REPORT: CEMENTOS LIMA S.A. - LEVEL I

01/04/03
30/06/03

NUMBER OF ADRs ISSUED:	0
NUMBER OF ADRs CANCELLED:	3,132
NUMBER OF ADRs OUTSTANDING:	45,513
# OF REGISTERED SHAREHOLDERS:	1
ADR PRICE:	20.16
ADR/PRICE INDEX:	0.000
ADR/ORDINARY RATIO :	1: 1

FILE: TRA-ADRS1

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293


Cementos Lima S.A.

ADR REPORT: CEMENTOS LIMA S.A. - 144A

01/04/03
30/06/03

NUMBER OF ADRs ISSUED:	0
NUMBER OF ADRs CANCELLED:	0
NUMBER OF ADRs OUTSTANDING:	0
# OF REGISTERED SHAREHOLDERS:	1
ADR PRICE:	20.16
ADR/PRICE INDEX:	0.000
ADR/ORDINARY RATIO :	1: 1

FILE: TRA-ADRS1

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293